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                                                                      EXHIBIT 99

           CAUTIONARY FACTORS RELEVANT TO FORWARD-LOOKING INFORMATION

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION REGARDING STEMCELLS, INC. WE MAY FACE OTHER RISKS NOT DESCRIBED BELOW THAT WE DO NOT PRESENTLY KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL.

      Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Consequentially, the trading price of our common stock could decline, resulting in the loss of all or part of your investment.

OUR FINANCIAL SITUATION IS PRECARIOUS AND OUR EXISTING CAPITAL RESOURCES ARE NOT SUFFICIENT TO FUND OUR OPERATIONS THROUGH THE END OF THE SECOND QUARTER OF 2003.

      The Company has incurred significant operating losses and negative cash flows since inception. The Company has not achieved profitability and may not be able to realize sufficient revenues to achieve or sustain profitability in the future. Although StemCells has taken actions to reduce its expense rates over the last two quarters, we do not expect to be profitable in the next several years, but rather expect to incur additional operating losses. We have very limited liquidity and capital resources and must obtain significant additional capital resources in order to sustain our product development efforts, for acquisition of technologies and intellectual property rights, for preclinical and clinical testing of our anticipated products, pursuit of regulatory approvals, acquisition of capital equipment, laboratory and office facilities, establishment of production capabilities, for general and administrative expenses and other working capital requirements. We rely on cash reserves and proceeds from equity and debt offerings, proceeds from the


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transfer or sale of our intellectual property rights, equipment, facilities or investments, and government grants and funding from collaborative arrangements, if obtainable, to fund our operations. If we exhaust our cash reserves and are unable to realize adequate financing, we may be unable to meet operating obligations and be required to initiate bankruptcy proceedings Our existing capital resources are not sufficient to fund our operations through the end of the second quarter of 2003. These conditions raise doubt about StemCells' ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

      We intend to pursue opportunities to obtain additional financing in the future through equity and debt financings, grants and collaborative research arrangements. The source, timing and availability of any future financing will depend principally upon market conditions, interest rates and, more specifically, on our progress in our exploratory, preclinical and future clinical development programs. Funding may not be available when needed--at all, or on terms acceptable to us. Our existing capital resources are not sufficient to fund our operations through the end of the second quarter of 2003. Lack of necessary funds may require us to delay, scale back or eliminate some or all of our research and product development programs and/or our capital expenditures or to license our potential products or technologies to third parties.

OUR TECHNOLOGY IS AT AN EARLY STAGE OF DISCOVERY AND DEVELOPMENT, AND WE MAY FAIL TO DEVELOP ANY COMMERCIALLY ACCEPTABLE PRODUCTS.

      Our stem cell technology is at the early pre-clinical stage for the brain stem cell and at the discovery phase for the liver and pancreas stem cells and has not yet led to the development of any product. We may fail to discover the stem cells we are seeking, to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products. Any product using stem cell technology may fail to:

      - survive and persist in the desired location;

      - provide the intended therapeutic benefits;

      - properly integrate into existing tissue in the desired manner; or

      - achieve therapeutic benefits equal to or better than the standard of treatment at the time of testing.

      In addition, our products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve our products, or if we fail to maintain regulatory compliance, we would have limited ability to commercialize our products, and our business and results of operations would be harmed. Furthermore, because stem cells are a new form of therapy, the marketplace may not accept any products we may develop. If we do succeed in developing products, we will face many potential obstacles such as the need to obtain regulatory approvals, and to develop or obtain manufacturing, marketing and distribution capabilities. In addition, we will face substantial additional risks such as product liability.

WE HAVE PAYMENT OBLIGATIONS RESULTING FROM REAL PROPERTY OWNED OR LEASED BY US IN RHODE ISLAND, WHICH DIVERTS FUNDING FROM OUR STEM CELL RESEARCH AND DEVELOPMENT.

      Prior to our reorganization in 1999 and the consolidation of our business in California, we carried out our encapsulated cell therapy programs in Lincoln, Rhode Island, where we also had our administrative offices. Although we have vacated the Rhode Island facilities, we remain obligated to make lease payments and payments for operating costs of approximately $1,300,000 per year for our former science and


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administrative facility, which we have leased through June 30, 2013, and debt service payments and payments for operating costs of approximately $600,000 per year for our former encapsulated cell therapy pilot manufacturing facility, which we own. We have currently subleased a portion of the science and administrative facility, but cannot be sure that we will be able to do so for the entire duration of our obligation. We are seeking to sublease the remaining portion of the science and administrative facility. We have currently subleased the entire pilot manufacturing facility, but may not be able to sublease or sell the facility in the future once the current sublease agreements expire. These continuing costs significantly reduce our cash resources and adversely affect our ability to fund further development of our stem cell technology.

WE MAY NEED BUT FAIL TO OBTAIN PARTNERS TO SUPPORT OUR STEM CELL DEVELOPMENT EFFORTS AND TO COMMERCIALIZE OUR TECHNOLOGY.

      Equity and debt financings alone may not be sufficient to fund the cost of developing our stem cell technologies, and we may need to rely on our ability to reach partnering arrangements to provide financial support for our stem cell discovery and development efforts. In addition, in order to successfully develop and commercialize our technology, we may need to enter into a wide variety of arrangements with corporate sponsors, pharmaceutical companies, universities, research groups and others. While we have engaged, and expect to continue to engage, in discussions regarding such arrangements, we have not reached any agreement, and we may fail to obtain any such agreement on terms acceptable to us. Even if we enter into these arrangements, we may not be able to satisfy our obligations under them or renew or replace them after their original terms expire. Furthermore, these arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, may require us to issue securities to our collaborators or may contain other terms that are burdensome to us. If any of our collaborators terminates its relationship with us or fails to perform its obligations in a timely manner, the development or commercialization of our technology and potential products may be adversely affected.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY FAIL TO OBTAIN REVENUES OR BECOME PROFITABLE.

      We expect to continue to incur substantial operating losses in the future in order to conduct our research and development activities, and, if those activities are successful, to fund clinical trials and other expenses. These expenses include the cost of acquiring technology, product testing, acquiring regulatory approvals, establishing production, marketing, sales and distribution programs and administrative expenses. We have not earned any revenues from sales of any product. All of our past revenues have been derived from, and any revenues we may obtain for the foreseeable future are expected to be derived from, cooperative agreements, research grants, investments and interest on invested capital. We currently have no cooperative agreements and we have only one current research grant for our stem cell technology, and we may not obtain any such agreements or additional grants in the future or receive any revenues from them.

IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION WILL BE HARMED.

      We own or license a number of patents and pending patent applications covering human nerve stem cell cultures, central nervous system stem cell cultures, neuroblast cultures, peripheral nervous system stem cell cultures, and an animal model for liver failure. Patent protection for products such as those we propose to develop is highly uncertain and involves complex and continually evolving factual and legal questions. The governmental authorities that consider patent applications can deny or significantly reduce the patent coverage requested in an application before or after issuing the patent. Consequently, we do not know whether any of our pending applications will result in the issuance of patents, or if any existing or future


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patents will provide sufficient protection or significant commercial advantage or if others will circumvent these patents. We cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions because patent applications are secret until patents are issued in the United States or until the applications are published in foreign countries, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Patents may not issue from our pending or future patent applications or, if issued, may not be of commercial benefit to us, or may not afford us adequate protection from competing products. In addition, third parties may challenge our patents or governmental authorities may declare them invalid. In the event that a third party has also filed a patent application relating to inventions claimed in our patent applications, we may have to participate in proceedings to determine priority of invention. This could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us, and the outcome might not be favorable to us. Even if a patent issues, a court could decide that the patent was issued invalidly. Further, patents issue for a limited term and our patents may expire before we utilize them profitably.

      Proprietary trade secrets and unpatented know-how are also important to our research and development activities. We cannot be certain that others will not independently develop the same or similar technologies on their own or gain access to our trade secrets or disclose such technology, or that we will be able to meaningfully protect our trade secrets and unpatented know-how and keep them secret. We require our employees, consultants, and significant scientific collaborators and sponsored researchers to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements may, however, fail to provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of such information or inventions.

IF OTHERS ARE FIRST TO DISCOVER AND PATENT THE STEM CELLS WE ARE SEEKING TO DISCOVER, WE COULD BE BLOCKED FROM FURTHER WORK ON THOSE STEM CELLS.

      Because the first person or entity to discover and obtain a valid patent to a particular stem or progenitor cell may effectively block all others, it will be important for us or our collaborators to be the first to discover any stem cell that we are seeking to discover. Failure to be the first could prevent us from commercializing all of our research and development affected by that patent.

IF WE ARE UNABLE TO OBTAIN NECESSARY LICENSES TO THIRD PARTY PATENTS AND OTHER RIGHTS, WE MAY NOT BE ABLE TO COMMERCIALLY DEVELOP OUR EXPECTED PRODUCTS.

      A number of pharmaceutical, biotechnology and other companies, universities and research institutions have filed patent applications or have received patents relating to cell therapy, stem cells and other technologies potentially relevant to or necessary for our expected products. We cannot predict which, if any, of the applications will issue as patents. If third party patents or patent applications contain claims infringed by our technology and these claims are valid, we may be unable to obtain licenses to these patents at a reasonable cost, if at all, and may also be unable to develop or obtain alternative technology. If we are unable to obtain such licenses at a reasonable cost, our business could be significantly harmed. We have obtained rights from universities and research institutions to technologies, processes and compounds that we believe may be important to the development of our products. Licensors may cancel our licenses or convert them to non-exclusive licenses if we fail to use the relevant technology or otherwise breach these agreements. Loss of these licenses could expose us to the risks of third party patents and/or technology. We can give no assurance that any of these licenses will provide effective protection against our competitors.

WE COMPETE WITH COMPANIES THAT HAVE SIGNIFICANT ADVANTAGES OVER US.


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      The market for therapeutic products that address degenerative diseases is large and competition is intense. For example, while we believe that our neural stem cells may have application to Parkinson's disease, we have no clinical program directed toward that disease at this time. More than twenty companies worldwide, including Merck, Roche, Cephalon, Schering AG and Pharmacia Corp., have at least one clinical trial for Parkinson's disease in progress at some phase, and some have more than one. At least seven companies already have products on the market. We expect competition to increase.

      In general, we believe that our most significant competitors will be fully integrated pharmaceutical companies and more established biotechnology companies, such as Biogen, Inc., Genzyme, and Celgene. These companies already produce or are developing treatments for degenerative diseases that are not stem cell-based, and they have significantly greater capital resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing than we do. Many of these potential competitors have significant products approved or in development that could be competitive with our potential products, and also operate large, well-funded research and development programs. In addition, we expect to compete with other companies, some of which are smaller and may be privately owned, including CellFactors, Diacrin, Geron, Athersys, Titan Pharmaceuticals, Vesta Therapeutics, Layton Bioscience Inc., NeuralStem Biopharmaceuticals, NeuroNova, and ReNeuron, and with universities and other research institutions who are developing treatments for degenerative diseases that are stem cell-based. Our competitors may succeed in developing technologies and products that are more effective than the ones we are developing, or that would render our technology obsolete or non-competitive. The relative speed with which we and our competitors can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a product to market will affect our ability to gather market acceptance and market share. With respect to clinical testing, competition may delay progress by limiting the number of clinical investigators and patients available to test our potential products.

DEVELOPMENT OF OUR TECHNOLOGY IS SUBJECT TO AND RESTRICTED BY EXTENSIVE GOVERNMENT REGULATION, WHICH COULD IMPEDE OUR BUSINESS.

      Our research and development efforts, as well as any future clinical trials, and the manufacturing and marketing of any products we may develop, will be subject to and restricted by extensive regulation by governmental authorities in the United States and other countries. The process of obtaining U.S. Food and Drug Administration and other necessary regulatory approvals is lengthy, expensive and uncertain. We or our collaborators may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, the U.S. Congress and other legislative bodies may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which we operate or the development of any products we may develop. We base our research and development on the use of human stem and progenitor cells obtained from fetal tissue. The federal and state governments and other jurisdictions impose restrictions on the use of fetal tissue. These restrictions change from time to time and may become more onerous. Additionally, we may not be able to identify or develop reliable sources for the cells necessary for our potential products-that is, sources that follow all state and federal guidelines for cell procurement. Further, we may not be able to obtain such cells in the quantity or quality sufficient to satisfy the commercial requirements of our potential products. As a result, we may be unable to develop or produce our products in a profitable manner.

      Although we do not use embryonic stem cells, government regulation and threatened regulation of embryonic tissue may lead outstanding researchers to leave the field of stem cell research, or the country, in order to assure that their careers will not be impeded by restrictions on their work. Similarly, these factors may induce the best graduate students to choose other fields less vulnerable to changes in regulatory oversight, thus exacerbating the risk, discussed below, that we may not be able to attract and retain the


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scientific personnel we need in face of the competition among pharmaceutical, biotechnology and health care companies, universities and research institutions for what may become a shrinking class of qualified individuals. In addition, we cannot assure you that constraints on use of embryonic stem cells will not be extended to use of fetal stem cells. Moreover, it is possible that concerns regarding research using embryonic stem cells will impact our ability to attract collaborators and investors and our stock price.

      We may apply for status under the Orphan Drug Act for some of our therapies to gain a seven year period of marketing exclusivity for those therapies. The U.S. Congress in the past has considered, and in the future again may consider, legislation that would restrict the extent and duration of the market exclusivity of an orphan drug. If enacted, such legislation could prevent us from obtaining some or all of the benefits of the existing statute even if we were to apply for and be granted orphan drug status with respect to a potential product.

IF WE LOSE THE SERVICES OF KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL, WE MAY HAVE TO DELAY, REDUCE OR ELIMINATE SOME OR ALL OF OUR RESEARCH AND DEVELOPMENT PROGRAMS.

      We are highly dependent on the principal members of our management and scientific staff and some of our outside consultants, including the members of our scientific advisory board, our chief executive officer, our vice president and the directors of our neural stem cell and liver stem cell programs. Although we have entered into employment agreements with some of these individuals, they may terminate their agreements at any time. In addition, our operations are dependent upon our ability to attract and retain additional qualified scientific and management personnel. We may not be able to attract and retain the personnel we need on acceptable terms given the competition for experienced personnel among pharmaceutical, biotechnology and health care companies, universities and research institutions.

SINCE HEALTH CARE INSURERS AND OTHER ORGANIZATIONS MAY NOT PAY FOR OUR PRODUCTS OR MAY IMPOSE LIMITS ON REIMBURSEMENTS, OUR ABILITY TO BECOME PROFITABLE COULD BE REDUCED.

      In both domestic and foreign markets, sales of potential products are likely to depend in part upon the availability and amounts of reimbursement from third party health care payor organizations, including government agencies, private health care insurers and other health care payors, such as health maintenance organizations and self-insured employee plans. There is considerable pressure to reduce the cost of therapeutic products, and government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the U.S. Food and Drug Administration has not granted marketing approval. Significant uncertainty exists as to the reimbursement status of newly approved health care products. We can give no assurance that reimbursement will be provided by such payors at all or without substantial delay, or, if such reimbursement is provided, that the approved reimbursement amounts will be sufficient to enable us to sell products we develop on a profitable basis. Changes in reimbursement policy could also adversely affect the willingness of pharmaceutical companies to collaborate with us on the development of our stem cell technology. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. We also expect that there will continue to be a number of federal and state proposals to implement government control over health care costs. Efforts at health care reform are likely to continue in future legislative sessions. We do not know what legislative proposals federal or state governments will adopt or what actions federal, state or private payers for health care goods and services may take in response to health care reform proposals or legislation. We cannot predict the effect government control and other health care reforms may have on our business.


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WE HAVE LIMITED LIQUIDITY AND CAPITAL RESOURCES AND MAY NOT OBTAIN THE
SIGNIFICANT CAPITAL RESOURCES WE WILL NEED TO SUSTAIN OUR RESEARCH AND DEVELOPMENT EFFORTS.

      We have limited liquidity and capital resources and must obtain substantial additional capital to support our research and development programs, for acquisition of technology and intellectual property rights, and, to the extent we decide to undertake these activities ourselves, for pre-clinical and clinical testing of our anticipated products, pursuit of regulatory approvals, establishment of production capabilities, establishment of marketing and sales capabilities and distribution channels, and general administrative expenses. If we do not obtain the necessary capital resources, we may have to delay, reduce or eliminate some or all of our research and development programs or license our technology or any potential products to third parties rather than commercializing them ourselves. If we are unable to draw down on our existing equity line or choose not to do so, we intend to pursue our needed capital resources through equity and debt financings, corporate alliances, grants and collaborative research arrangements. We may fail to obtain the necessary capital resources from any such sources when needed or on terms acceptable to us. Our ability to complete any such arrangements successfully will depend upon market conditions and, more specifically, on continued progress in our research and development efforts. We are prohibited from entering into other stand-by equity based credit facilities during the term of the common stock purchase agreement that governs our existing equity line.

IF OUR COMMON STOCK PRICE DROPS SIGNIFICANTLY, WE MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH COULD ELIMINATE THE TRADING MARKET FOR OUR COMMON STOCK.

      Our common stock is quoted on the Nasdaq SmallCap Market. In order to continue to be included in the Nasdaq Small Cap Market, a company must meet Nasdaq's maintenance criteria. The maintenance criteria most applicable to us requires a minimum bid price of $1.00 per share and additionally, we must maintain $2.5 million in stockholders' equity. Stockholders' equity is composed of three fundamental sources: capital stock, additional paid-in-capital, and retained earnings. Capital stock represents ownership interest in the corporation. Additional paid-in-capital represents additional monies paid into the corporation by investors above the par value of shares issued. Retained earnings represents income (loss) that the corporation has accumulated as a result of its day-to-day operating activities. Our stockholders' equity at the end of 2002 was $3,787,571. Failure to meet these maintenance criteria may result in the delisting of our common stock from the Nasdaq SmallCap Market. If our common stock were delisted, in order to have our common stock relisted on the SmallCap Market we would be required to meet the criteria for initial listing, which are more stringent than the maintenance criteria. Accordingly, we cannot assure you that if we were delisted we would be able to have our common stock relisted on the Nasdaq SmallCap Market. If our common stock were delisted from the Nasdaq SmallCap Market, we would not be able to draw down any additional funds on our existing equity line, and we also may be required to pay damages to holders of our common stock under agreements we previously entered into with them in connection with equity financings. Finally, if our common stock were removed from listing on the Nasdaq SmallCap Market, it might become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

THE SALE AND ISSUANCE OF THE 3% CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK WILL HAVE AN IMPACT TO EARNINGS AVAILABLE TO COMMON STOCKHOLDERS.

      Of the proceeds from our sale of the 3% cumulative convertible redeemable preferred stock in 2001, approximately $3.1 million was allocated to the common stock warrants and the conversion feature included with the subscription agreements, and was reflected as an increase to additional paid-in capital and a


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decrease to the 3% cumulative convertible redeemable preferred stock. This $3.1 million will be accreted to the preferred stock over the term of the redemption period. This accretion, along with the preferred stock dividends, will increase the net loss (reduce the net income) available to common stockholders.


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